UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

TIME INC.

(Name of Subject Company (Issuer))

GOTHAM MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

MEREDITH CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Gotham Merger Sub, Inc.

c/o Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

(515) 284-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

J. Kevin Mills

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004

(202) 842-7800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,913,394,167.55	$238,217.57

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Time Inc., at a purchase price of $18.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 99,622,569 issued and outstanding Shares, multiplied by $18.50 per Share; (ii) 5,704,765 Shares issuable pursuant to outstanding options with an exercise price that is less than $18.50 per Share, multiplied by $1.17 per Share (which is equal to the difference between $18.50 and $17.33, the weighted average exercise price of such options that have an exercise price that is less than $18.50 per Share); (iii) 2,501,866 Shares issuable pursuant to outstanding restricted stock units, multiplied by $18.50 per Share; (iv) 306,825 Shares issuable pursuant to certain outstanding performance stock units, multiplied by $18.50 per Share; (v) 177,079 Shares issuable pursuant to certain earned performance stock units, multiplied by $18.50 per Share; (vi) 178,666 Shares issuable pursuant to outstanding deferred stock units, multiplied by $18.50 per Share; and (vii) 1,200,000 Shares issuable pursuant to certain outstanding options, multiplied by $4.30 per Share (which is equal to the difference between $18.50 and $14.20, the exercise price of such options).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017 is calculated by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$238,217.57	Filing party:	Gotham Merger Sub, Inc. and Meredith Corporation
Form or Registration No.:	Schedule TO (File No. 005-88270)	Date filed:	December 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 12, 2017 (together with any subsequent amendments and supplements hereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), for all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”) of Time Inc., a Delaware corporation (the “Company”), at a price of $18.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated December 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to an Agreement and Plan of Merger, dated as of November 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and 11 as reflected below.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO and the Offer to Purchase are hereby amended and supplemented by adding the following text thereto:

One minute after 11:59 p.m. (Eastern Time) on January 30, 2018, the Offer expired as scheduled and was not extended. The Depository advised Parent that, as of the expiration time of the Offer, approximately 66,251,255 Shares (not including 1,995,909 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 65.87% of the outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, the Purchaser accepted for payment and will promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer.

On January 31, 2018, promptly after the consummation of the Offer, in accordance with the Merger Agreement and Section 251(h) of the DGCL, the Purchaser will be merged with and into the Company. In connection with the Merger, at the Effective Time, each Share not tendered pursuant to the Offer (other than Shares owned by the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law that have neither effectively withdrawn nor lost their rights to such appraisal and payment under Delaware law with respect to such Shares and Shares owned, directly or indirectly, by Parent, Company or Purchaser) will be converted automatically into and thereafter represent only the right to receive the Merger Consideration, which is a cash amount per Share equal to the Offer Price (without interest and less any applicable withholding tax). As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2018

GOTHAM MERGER SUB, INC.

By:	/s/ Joseph Ceryanec
Name:	Joseph Ceryanec
Title:	President

MEREDITH CORPORATION

By:	/s/ Joseph Ceryanec
Name:	Joseph Ceryanec
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2017*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Notice of Guaranteed Delivery*

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 12, 2017*

(a)(5)	Press Release issued by Meredith Corporation, dated November 26, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(a)(5)(B)	Press Release issued by Meredith Corporation, dated January 11, 2018*

(a)(5)(C)	Press Release issued by Meredith Corporation, dated January 12, 2018*

(a)(5)(D)	Press Release issued by Meredith Corporation, dated January 19, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on January 19, 2018)

(a)(5)(E)	Press Release issued by Meredith Corporation, dated January 26, 2018*

(b)(1)	Commitment Letter, dated November 26, 2017, by and among Meredith Corporation, Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(b)(2)	Equity Commitment Letter, dated November 26, 2017, by and among Meredith Corporation and Koch Equity Development LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(d)(1)	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Meredith Corporation, Gotham Merger Sub, Inc. and Time Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(d)(2)	Confidentiality Agreement, dated February 4, 2017, between Time Inc. and Meredith Corporation*

*	Previously filed.